Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868


                                 April 19, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Conex MD, Inc. (the "Company")
         Amendment No. 4 to Registration Statement on Form S-1
         Filed April 19, 2011
         File No. 333-171892

Dear Mr. Spirgel:

     Pursuant to the staff's verbal comment transmitted via telephone to us on April 18, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 4 to the Company's Form S-1 was filed with the Commission via EDGAR on April 19, 2011.

     The Company has changed the sentence "The selling stockholders will sell our shares at $0.10 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices" on page 12 of the Amendment No. 4 to the Form S-1 to "The selling stockholders will sell our shares at a fixed price of $0.10 per share."

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                          Very truly yours,


                                          /s/ Thomas E. Puzzo
                                          ---------------------------------
                                          Thomas E. Puzzo